News
Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
May 22, 2020

Manulife Financial Corporation announces USD Senior Notes Private Placement
TORONTO - Manulife Financial Corporation (“MFC”) announced today that it has entered into an agreement to privately place U.S.$200 million principal amount of 2.396% senior notes due June 1, 2027 (the “Notes”).

The Notes will be direct unsecured obligations of MFC and rank equally in right of payment with all of its existing and future unsecured and unsubordinated indebtedness.

The offering is expected to close on or about June 1, 2020. MFC intends to use the net proceeds from the offering for general corporate purposes.

The Notes have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States or other jurisdiction and may not be offered or sold within the United States, or to, or for the account or benefit of, “U.S. persons” (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state or local securities law. The offering will be made solely to non-U.S. persons in offshore transactions pursuant to Regulation S under the Securities Act. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States or any other jurisdiction where it is unlawful to do so.

The Notes will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada.

About Manulife Financial Corporation
Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, and wealth and asset management solutions for individuals, groups and institutions. At the end of 2019, we had more than 35,000 employees, over 98,000 agents, and thousands of distribution partners, serving almost 30 million customers. As of March 31, 2020, we had $1.2 trillion (US$0.8 trillion) in assets under management and administration, and in the previous 12 months we made $30.4 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 155 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact: Odette Coleman Manulife 416-315-6343 odette_coleman@manulife.com	Investor Relations: Adrienne O’Neill Manulife 416-926-6997 adrienne_oneill@manulife.com